October 15, 2008

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc. (f/k/a Forme Capital, Inc.)
Amendment No 2. to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-150800
Form 10-KSB for Fiscal Year Ended April 30, 2007, as amended
Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007,
January 31, 2008, March 31, 2008, and June 30, 2008
File No. 033-10893

Dear Mr. Owings:

We have reviewed your letter to our client, QKL Stores Inc. (f/k/a Forme Capital, Inc.) (the “Company”), dated September 5, 2008, relating to the subject registration statement, annual report and quarterly reports (the “Comment Letter”). We have responded to each of your comments by making the recommended changes to an amended version of the relevant document, which we are filing with the Securities and Exchange Commission (the “Commission”) with our submission of this reply letter. Set forth below is each comment contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Insurance, page 39

1. The terms of the comprehensive and public liability insurance policies you describe in this section either have expired or are set to expire in October 2008. Please disclose whether you have renewed the expired policies and whether you expect to renew the existing policies. Please disclose whether you will be able to renew these policies on comparable terms, and disclose the terms of the renewed policies.

Response: We have disclosed that we have renewed the expired policies and have disclosed the terms of the renewed policies. We have also disclosed that we expect to be able renew the policies that are set to expire in October 2008 on comparable terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

2. We note the revised disclosure and your response to comment 11 in our letter dated June 20, 2008. The first sentence does not state in a clear and concise manner the basis for the presentation and inclusion of the accounts of QKL-China in your discussion and analysis. Revise the first sentence to clarify that your discussion and analysis relates to your results of operations that include the business of the operating company, QKL-China, which have been consolidated with the company for all periods presented.

Response: We have revised the first sentence to clarify that our discussion and analysis relates to our results of operations that include the business of the operating company, QKL-China, which have been consolidated with the company for all periods presented.

Results of Operations, page 49

3. We note you disclose comparable store sales performance data. Please disclose how you compute comparable store data from period to period, including the number of months a store must be open to be included in your comparable store calculation.

Response: We have disclosed how we compute comparable store data from period to period, including the number of months a store must be open to be included in our comparable store calculation.

4. Please disclose if the significant increase in retail sales revenue each period is related to volume or price increases when compared to the same period in 2007.

Response: We have disclosed that the significant increase in retail sales revenue in each period is related primarily to sales volume increases when compared to the same period in 2007.

Liquidity and Capital Resources, page 57

5. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K.

Response: We have included a separately captioned section where we disclose that we have no any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition.

Future Cash Commitments, page 59

6. You have included additional disclosure regarding planned and recent store openings. Please disclose your commitments for capital investments in new stores for each of 2008 and 2009 instead of aggregating that disclosure.

Response: We have revised our disclosure to disclose separately our commitments for capital investments in new stores for each of 2008 and 2009 instead of aggregating that disclosure.

Certain Relationships and Related Transactions, page 70

Other Transactions, page 72

7. We note your response to comment 20 in our letter dated June 20, 2008, regarding certain of your buildings occupied by QKL-China. Please disclose the approximate dollar value of the lease payments paid to each related person since the beginning of your last fiscal year. See Item 404(a)(3) and Instruction 3 to Item 404(a) of Regulation S-K:

Response: We have disclosed that no payments were made under these leases to any related person.

Financial Statements

8. Please update your financial statements and other related disclosures in your next amendment to include the applicable interim periods to comply with Rule 8-08 of Regulation S-X.

Response: We have updated our financial statements and other related disclosures to include the applicable interim periods to comply with Rule 8-08 of Regulation S-X.

9. We note your revised disclosure and responses to comments 21 and 22 in our letter dated June 20, 2008. Forme Capital, Inc. was a non-operating public shell company at the time of the share exchange with Speedy Brilliant and such transactions are generally considered a recapitalization of the accounting acquirer (operating company) rather than a business combination. In that regard, pro forma financial information is not presented since the combination is not a business combination. As previously requested, explain to us why you have provided pro forma financial statements or please remove from the filing the unaudited pro forma financial information on pages F-49 through F-56. Please also revise your disclosure in the first paragraph on page F-9 to clarify that the share exchange transaction is accounted for as a recapitalization, if true, which is in substance a capital transaction, rather than being accounted for as a business combination in accordance with SFAS 141.

Response: We have removed from the filing the unaudited pro forma financial information on pages F-49 through F-56. We have also revised our disclosure in the first paragraph on page F-9 to clarify that the share exchange transaction is accounted for as a recapitalization rather than being accounted for as a business combination in accordance with SFAS 141.

10. Your revised disclosures and responses to comments 21 and 22 in our letter dated June 20, 2008 confirmed our understanding that Forme Capital, Inc. was the accounting target and that Speedy Brilliant Group Limited, a private, non-operating shell company which acquired control of the operations of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. through a series of concurrent contractual arrangements, was the accounting acquirer. As a result of the reverse merger, the historical financial statements should be a continuation of the financial statements of the accounting acquirer. As previously requested, please explain to us and provide support for the reason why the separate audited financial statements of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. as of December 31, 2007 and 2006 are provided instead of those of the accounting acquirer, Speedy Brilliant Group Ltd. Further, please advise or revise the financial statements to recast the statements as those of Forme Capital, Inc. retroactively reflecting the change in capitalization of the operating entity for all periods presented. Due to the recapitalization, historical stockholders' equity of the accounting acquirer prior to the reverse merger would then be retroactively restated for the equivalent number of shares received in the merger giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in-capital.

Response: We have revised our disclosure to provide the audited financial statements of the accounting acquirer, Speedy Brilliant Group Ltd. Further, we have revised the financial statements to recast the statements as those of Forme Capital, Inc. retroactively reflecting the change in capitalization of the operating entity for all periods presented. Due to the recapitalization, historical stockholders' equity of the accounting acquirer prior to the reverse merger has been retroactively restated for the equivalent number of shares received in the merger giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in-capital.

11.  We note your response to comment 21 in our letter dated June 20, 2008 relating to the reverse merger transaction you consummated on March 28, 2008 with Speedy Brilliant Group Ltd. with the concurrent completion of the restructuring transaction and the share exchange transaction. In this regard, we also note your disclosure in the explanatory note on page 17 that the closing of the private placement was an integral part of the reverse merger whereby you acquired control of the operating company in China. Please explain your basis for charging all of the transaction costs of $1,976,470 to equity rather than limiting the charge to equity to the amount of cash held by Forme Capital, Inc. at the time of the consummation of the reverse merger.
Response: We respectfully note that the explanatory note on page 17 does not state or imply “that the closing of the private placement was an integral part of the reverse merger,” but rather states only that the two transactions occurred “at the same time.” We have revised our disclosure throughout the prospectus to emphasize that the private placement and the reverse merger were separate transactions. (There are two transactions that are “integral parts of” the reverse merger transaction. They are the share exchange transaction and the PRC restructuring transaction, which, taken together, constitute the reverse merger transaction.)

The $1,976,470 of transaction costs referred to in your comment represents combined costs of the two separate transactions. In accordance with guidance from the Division of Corporation Finance on accounting for expenses of reverse merger transactions (Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001), we have revised our accounting treatment by segregating the expenses of the reverse merger transaction and charging those expenses directly to equity only to the extent of the cash received from the shell company, QKL Stores Inc. (formerly “Forme Capital, Inc.”). These revisions appear in our amended registration statement in the consolidated statements of stockholders equity on page F-6, the consolidated statements of cash flows on page 7, and in Note 19 to our interim consolidated financial statements on page F-30. Except as described immediately below, we charge the expenses of the other transaction, the private placement transaction, directly to equity.

The $1,976,470 of transaction costs does not represent all costs incurred in connection with the two transactions. Rather, it represents only those costs that the Company paid out of the proceeds of the private placement transaction. Other costs include approximately $150,000 of auditing and accounting costs. Of this amount, approximately $15,000 was related to the reverse merger transaction and approximately $135,000 was related to the private placement transaction. In accordance with the guidance set forth above, we could account for the $15,000 as an expense and charge the $135,000 directly to equity. We have instead taken a conservative approach by continuing to account for the entire $150,000 expense as a general and administrative expense for the relevant periods, and charging none of it directly to equity.

12. In connection with restructuring and share exchange transactions, we note a loan of $11 million to the stockholders of QKL on March 28, 2008. Please explain what line item on the balance sheet this amount is reflected in and why.

Response: The loan of $11 million to the stockholders of QKL-China on March 28, 2008 is an indirect investment from the Company to QKL-China through a series of contractual arrangements by way of a shareholders’ loan. The loan was recognized as an amount due from the shareholders of QKL-China to the Company in the individual company stage. The registered capital of QKL was increased by $11 million after the indirect investment. Both amounts were eliminated as inter-company investment in the consolidation of the Company with QKL-China.

13. Revise the amount for accumulated other comprehensive income as of December 31, on page F-30 to delete typographical errors.

Response: We have revised the amount for accumulated other comprehensive income as of December 31, on page F-30 to delete the typographical errors.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

(k) Cash card and coupon liabilities, page F-14

14.  We note your revised disclosure and response to comment 28 in our letter dated June 20, 2008. Please indicate if the coupons that expire unredeemed and recognized as other operating income have expiration dates and disclose how you account for cash cards that are not redeemed. In addition, please expand your policy to disclose your basis for recognizing income for coupons and/or cash cards not redeemed where there is no expiration date.

Response:  We have revised the disclosure to indicate that coupons that expire unredeemed and recognized as other operating income have expiration dates, and that our cash cards have no expiration date. In addition, we have disclosed that we do not recognize income from coupons or cash cards that are unredeemed where there is no expiration date.

(m) Revenue recognition, page F-15

15.  We note your revised disclosure and response to comment 30 in our letter dated June 20, 2008. Please disclose your return policy and related accounting treatment for estimated returns. Refer to SFAS 48 for guidance.

Response: We have disclosed our return policy and related accounting treatment for estimated returns.

(n) Suppliers and consignees, page F-15

16.  We note your revised disclosure and response to comment 24 in our letter dated June 20, 2008 relating to your accounting policy for vendor allowances. Except for amounts received as reimbursement of transportation costs, the nature and type of fees and vendor payments and allowances you describe such as product promotions, general sponsorships appear to represent payments that would generally be classified as a reduction in the cost of inventory under Example l of EITF 02-16. Accordingly, please revise your accounting to decrease other operating income for all vendor payments, except those related to the reimbursement of transportation costs, and reflect these amounts as a reduction of inventory costs as the products are sold to comply with paragraph 4 of EITF 02-16, or provide us with further explanation to support your accounting for these payments as other operating income.

Response: We have revised our accounting to decrease other operating income for all vendor payments, except those related to the reimbursement of transportation costs, and reflect these amounts as a reduction of inventory costs as the products are sold to comply with paragraph 4 of EITF 0216. Our consolidated statements of income for all periods presented reflect these accounting changes.

17. We note from your disclosure on page 50 that payments from vendors classified as sponsorships relate to advertisements. Please tell us what costs you incur in connection with the advertisements you place and if the amounts disclosed are gross amounts received or net of the related costs incurred. If the income amounts are not net of costs, tell us what line item in the statement of income the costs associated with these advertisements are classified in and the basis for your presentation.

Response: We have disclosed that sponsorship costs include the costs posters and promotional flyers used in connection with the advertisements we place. The amounts disclosed are net of the related costs incurred.

(u) Segment, page F-17

18. We note your response to comment 32 in our letter dated June 20, 2008. Please note that the disclosures discussed in paragraph 37 of SFAS 131 are required by all companies including those with a single reportable segment. Please revise your note disclosures accordingly.

Response: We have revised our note disclosures to include the disclosures discussed in paragraph 37 of SFAS 131. Specifically, we have added note 18 to the consolidated financial statements regarding segment information.

Note 3. Other Receivables, page F-19

19. We note your revised disclosure in response to comment 33 in our letter dated June 20, 2008. Given the long-term nature of these deposits, please explain your basis for classifying them as current assets instead of non-current assets. Please also explain the reason for the increase in these deposits of 49.4% since December 31, 2007.

Response: We have revised our disclosures to clarify the nature of the deposits. The reason for the increase in the deposits of 49.4% since December 31, 2007 is that we have been expanding our business operations and deposits to employees have been increasing.

Note 5. Property, Plant and Equipment, Net, page F-20

Note 6. Lease Prepayments, Net, page F-21

20. We note your revised disclosure and response to comment 34 in our letter dated June 20, 2008. Please disclose the date you expect to complete the transfer of these assets. Further, please disclose the existence of any contracts between the company and Mr. Wang Zhuangyi and Mr. Wang Jiafan regarding use of the buildings including the terms, transfer of the title and land use rights.

Response: We have revised the disclosure to state that we expect to complete the transfer of title and the land use rights to be completed on September 26, 2008. The transfer will then be submitted for certification by the local administrator. Also, we have disclosed that there is no contract between the company and Mr. Wang Zhuangyi and Mr. Wang Jiafan regarding use of the buildings and the Company has not paid any rent for the use of those buildings.

Note 11. Other Operating Income, page F-24

21.  We note that income generated through sponsorships relates to advertisements. Please tell us what costs you incur in connection with the advertisements you place and if the amounts disclosed are gross amounts received or net of the related costs incurred. If the income amounts are not net of costs, tell us in what line item on the statement of income the costs associated with these advertisements are classified.

Response: We have revised the disclosure to state that costs include expenses of posters and promotional flyers used in connection with the advertisements we place. The amounts of income disclosed are net of the related costs incurred. We have revised our accounting to decrease other operating income for all vendor payments, except those related to the reimbursement of transportation costs, and reflect these amounts as a reduction of inventory costs as the products are sold to comply with paragraph 4 of EITF 0216.

Exhibits

22. We note your response to comment 40 in our letter dated June 20, 2008. Please confirm that you received contemporaneously dated certifications from your former certifying officer, Mr. Bartly Loethen, at the time of the filing of the original Form 10-KSB.

Response: We confirm that we received contemporaneously dated certifications from our former certifying officer, Mr. Bartly Loethen, at the time of the filing of the original Form 10-KSB.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 46

23. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures." In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/fina1/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

Response: In future filings, we will state clearly, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink, Mark Cawley or Michael Buchholtz at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC
By:	/s/ Darren Ofsink
Darren Ofsink